Exhibit 99.2

ORDINARY SHARE PURCHASE AGREEMENT

This ORDINARY SHARE PURCHASE AGREEMENT (“Agreement”) is made as of October 10, 2019 (the “Effective Date”), by and between Stealth BioTherapeutics Corp, a Cayman Islands exempted company (the “Company”), and Alexion Pharmaceuticals, Inc., a Delaware corporation (the “Investor”).

RECITALS

WHEREAS, the Company and Investor are parties to that certain Option Agreement, dated as of the date hereof (the “Option Agreement”).

WHEREAS, in connection with the Option Agreement, and pursuant to the terms and subject to the conditions set forth in this Agreement, the Investor desires to purchase from the Company, and the Company desires to sell and issue to the Investor, certain Ordinary Shares in the capital of the Company with par value US$0.0003 (the “Ordinary Shares”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Purchase and Sale of Shares.

1.1. Sale and Issuance of Shares. Pursuant to the terms and subject to the conditions of this Agreement, the Company shall issue and sell to the Investor at the Closing (as defined below), free and clear of all liens, other than any liens arising as a result of any action by the Investor, and the Investor shall purchase from the Company at the Closing, 16,304,347 Ordinary Shares (the “Shares”) for US$0.92 per Ordinary Share (the “Price”), or US$14,999,999.24 in the aggregate (the “Investment Amount”). Payment of the Investment Amount shall be made at the Closing by wire transfer of immediately available funds to the account specified in writing by the Company to the Investor at least three business days prior to the date hereof, subject to the satisfaction of the conditions set forth in this Agreement. Payment of the Investment Amount for the Shares shall be made against delivery to the Investor of the Shares, which Shares shall be uncertificated and shall be registered in the name of the Investor in the register of members of the Company held and maintained by the Company’s registered office provider.

1.2. Closing. The closing of the sale and purchase of the Shares will take place remotely via the exchange of documents and signatures after the satisfaction or waiver of each of the conditions set forth in Sections 4 and 5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) at 7:00 a.m. EDT, on the date hereof, or at such other time and place as the Company and the Investor mutually agree upon, orally or in writing (which time and place are designated as the “Closing”).

1.3. Deliveries.

(a) Deliveries by the Company. At the Closing, the Company shall issue the Shares to the Investor and the Company shall instruct its registered officer provider to update the register of members of the Company to reflect such issuance. The Company shall also deliver at the Closing: (i) a certificate in form and substance reasonably satisfactory to the Investor and duly executed on behalf of the Company by an authorized executive officer of the Company dated as of the date hereof, certifying that the conditions to Closing set forth in Section 4 of this Agreement have been fulfilled; (ii) a legal opinion of Company’s Cayman counsel in form and substance reasonably satisfactory to the Investor, (iii) a certificate in form and substance reasonably satisfactory to the Investor and duly executed on behalf of the Company by a director or executive officer of the Company dated as of the date hereof certifying (A) that attached thereto is a true and complete copy of the memorandum and articles of association of the Company as in effect at the time of the actions by the Board of Directors of the Company referred to in clause (B) below, and on the date hereof (the “Organizational Documents”); (B) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby as of the date hereof; (C) a good standing certificate of the Company issued by the Registry of Companies of the Cayman Islands, and (D) as to the incumbency and specimen signature of any director or officer of the Company executing this Agreement or any certificate contemplated hereby on behalf of the Company.

(b) Deliveries by the Investor. At the Closing, the Investor shall deliver to the Company the Investment Amount by wire transfer of immediately available United States funds to the account designated by the Company pursuant to Section 1.1.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that the following representations are true and correct as of the date hereof and as of the Closing (except to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties are true and correct as of such earlier date).

2.1. Organization, Valid Existence and Qualification. The Company has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands and has the corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted, and as proposed to be conducted as described in the Company SEC Documents (as defined below), to issue and sell the Shares and to enter into and perform its obligations under this Agreement. The Company is qualified to transact business and is in good standing in each other jurisdiction in which the character of the properties owned, leased or operated by the Company, or the nature of the business conducted by the Company, makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the Company’s financial condition, business or operations.

2.2. Capitalization and Voting Rights.

(a) The authorized share capital of the Company as of the date hereof consists of: (i) 750,000,000 Ordinary Shares of which, as of the date of this Agreement, (x) 420,399,807 Ordinary Shares are issued and outstanding, (y) 63,446,162 Ordinary Shares are reserved for issuance pursuant to the Company’s stock incentive and employee stock purchase plans, of which 34,966,338 Ordinary Shares are issuable upon the exercise of stock options outstanding on the date hereof, and (z) 500,000 Ordinary Shares are reserved for issuance upon the exercise of warrants to purchase Ordinary Shares that are outstanding on the date hereof. All of the issued and outstanding Ordinary Shares (A) have been duly authorized and validly issued, (B) are fully paid and nonassessable and (C) were legally obtained and issued in compliance with all applicable Cayman Islands law and U.S. federal and state securities laws and not in violation of any preemptive rights.

(b) All of the authorized Ordinary Shares are entitled to one (1) vote per share.

(c) Except as described or referred to in Section 2.2(a), as of the date hereof, there are not: (i) any outstanding equity securities, options, warrants, rights (including conversion or preemptive rights) or other agreements pursuant to which the Company is or may become obligated to issue, sell or repurchase any shares or any other securities of the Company or (ii) any restrictions on the transfer of shares or capital stock of the Company other than pursuant to U.S. federal and state securities laws.

(d) Except as disclosed in the Company SEC Documents filed prior to the date hereof, the Company is not a party to or subject to any agreement or understanding relating to the voting of shares of the Company or the giving of written consents by a shareholder or director of the Company.

(e) Except as disclosed in the Company SEC Documents filed prior to the date hereof, no individual, company, partnership, limited liability company, firm, corporation, trust, unincorporated organization, government or any department or agency thereof or other entity (any of the foregoing, a “Person”) has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

2.3. Subsidiaries. Except as disclosed in the Company SEC Documents filed prior to the date hereof, the Company does not own or control, directly or indirectly, any interest in any other corporation, company, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4. Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, issuance, sale and delivery of the Shares has been taken. This Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.5. Valid Issuance of Shares. The Shares that are being purchased by the Investor hereunder, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, and will be issued to the Investor free of liens, encumbrances and restrictions on transfer other than (a) restrictions on transfer under the Company’s Organizational Documents and under applicable U.S. state and federal securities laws, and (b) any liens, encumbrances or restrictions on transfer that are created or imposed by the Investor. Subject in part to the truth and accuracy of the Investor’s representations set forth in Section 3 of this Agreement, the offer, sale and issuance of the Shares as contemplated by this Agreement are exempt from the registration requirements of applicable Cayman Islands laws and U.S. state and federal securities laws.

2.6. Non-Contravention. No consent, approval, order or authorization of, or registration, qualification, designation, declaration, notice to or filing with, any foreign or U.S. federal, state or local governmental authority or other third party is required to be made or obtained by the Company in connection with the authorization, execution and delivery by the Company of this Agreement, or with the authorization and consummation of the sale and issuance of Shares contemplated by this Agreement, except for (x) the filing of notices of the sale of Shares pursuant to Regulation D promulgated under the Securities Act and applicable state securities laws, which filings shall be made by the Company in a timely manner in accordance with all applicable laws, and (y) third party consents which have been obtained prior to the Closing. The Company is not (a) in violation or default of any provision of its Organizational Documents, or (b) in violation or default in any material respect of any ruling, instrument, judgment, order, writ or decree to which it is a party or by which it or any of its assets are bound, or of any provision of any foreign or U.S. federal or state statute, rule or regulation applicable to the Company, except for such violations or defaults of any foreign or U.S. federal or state statute, rule or regulation that could not reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Company’s financial condition, business or operations. The execution, delivery and performance of this Agreement, the compliance with the provisions hereof by the Company and the consummation of the transactions contemplated hereby will not result in any such violation or constitute, with or without the passage of time and giving of notice, either (i) a default or violation (A) of any provision of its Organizational Documents, or (B) in any material respect of any such ruling, instrument, judgment, order, writ or decree, or (C) of any provision of any foreign or U.S. federal or state statute, rule or regulation applicable to the Company, except for such violations or defaults of any foreign or U.S. federal or state statute, rule or regulation that would not result or be reasonably likely to have reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Company’s financial condition, business or operations, (ii) an event that results in the creation of any lien, charge or encumbrance upon any of (A) the Shares, other than restrictions on resale pursuant to securities Laws, or (B) the properties or assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company that could reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Company’s financial condition, business or operations or (iii) a breach of, or default under or conflict with, or give rise to any right of termination, cancellation or acceleration of, any agreement, arrangement or instrument, whether written or oral, by which the Company or any of its assets are bound, except as would not result or be reasonably likely to have reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Company’s financial condition, business or operations.

2.7. Litigation. There is no action, suit, proceeding or investigation pending (of which the Company has received notice or otherwise has knowledge) or, to the Company’s knowledge, threatened, against the Company or which the Company intends to initiate.

2.8. Licenses and Other Rights; Compliance with Laws. The Company has all material franchises, permits, licenses and other rights and privileges (“Permits”) necessary to permit it to own its properties and to conduct its business as presently conducted and is in compliance thereunder, except where the failure to be in compliance does not and would not have or be reasonably likely to have a material adverse effect on the Company’s financial condition, business or operations. The Company has not taken any action that would interfere with the Company’s ability to renew all such Permits, except where the failure to renew such Permits would not have or be reasonably likely to have a material adverse effect on the Company’s financial condition, business or operations. The Company is and has been in compliance with all Laws applicable to its business, properties and assets, and to the products and services sold by it, except where the failure to be in compliance does not and would not have a material adverse effect on the Company’s financial condition, business or operations.

2.9. Company SEC Documents; Financial Statements; Nasdaq Global Market.

(a) Since February 14, 2019, the Company has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein), and any required amendments to any of the foregoing, with the SEC (the “Company SEC Documents”). As of their respective filing dates, each of the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and no Company SEC Documents when filed, declared effective or mailed, as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in its financial results disclosed on Form 6-K for the quarterly periods ended March 31, 2019 and June 30, 2019 comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (to the extent applicable), have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations for the periods then ended and, in the case of the financial statements for the fiscal year ended December 31, 2018, cash flows for the period then ended. Except (i) as set forth in the Company SEC Documents filed prior to the date hereof or (ii) for liabilities incurred in the ordinary course of business subsequent to the date of the most recent balance sheet contained in the Company SEC Documents, the Company has no liabilities, whether absolute or accrued, contingent or otherwise, other than those that would not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, business or operations.

(c) American Depositary Shares of the Company (the “ADSs”) issued pursuant to a certain Deposit Agreement by the Company, Citibank, N.A. (the “Depositary”) and the other parties thereto dated as of February 20, 2019 (the “Deposit Agreement”) are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and listed on The Nasdaq Global Market. Each ADS represents 12 Ordinary Shares (or a right to receive 12 Ordinary Shares).    The Company has not taken any action designed to terminate the registration of the ADSs under the Exchange Act or delisting the ADSs from The Nasdaq Global Market. The Company has not received any notification that, and has no knowledge that, the SEC or The Nasdaq Stock Market LLC is contemplating terminating such listing or registration, and no stop order or suspension of trading of the ADSs has been imposed by The Nasdaq Global Market, the SEC or any other governmental authority and remains in effect. The Company has not received notice to the effect that the Company is not in compliance with the listing or maintenance requirements of The Nasdaq Global Market.

2.10. Absence of Certain Changes.

(a) Except as disclosed in the Company SEC Documents filed prior to the date hereof, since December 31, 2018, there has not occurred any event that has caused or would reasonably be expected to cause a material adverse effect on the Company’s financial condition, business or operations.

(b) Except as set forth in the Company SEC Documents filed prior to the date hereof, or pursuant to the Option Agreement, since December 31, 2018, the Company has not (i) declared, set aside or paid any dividends, or authorized or made any distribution or payment upon or with respect to any class or series of its shares or established a record date for any of the foregoing, or made any other actual, constructive or deemed distribution in respect of any shares or otherwise make any payments to shareholders in their capacity as such, or (ii) sold, exchanged or otherwise disposed of any of its material assets or rights.

(c) Since December 31, 2018, the Company has not admitted in writing its inability to pay its debts generally as they become due, filed or consented to the filing against it of a petition in bankruptcy or a petition to take advantage of any insolvency act, made an assignment for the benefit of creditors, consented to the appointment of a receiver for itself or for the whole or any substantial part of its property, or had a petition in bankruptcy filed against it, been adjudicated a bankrupt, or filed a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other laws of the United States, the Cayman Islands or any other jurisdiction.

2.11. Offering. Subject to the accuracy of the Investor’s representations set forth in Sections 3.2 and 3.5, the offer, sale and issuance of the Shares to be issued in conformity with the terms of this Agreement constitute transactions which are exempt from the registration requirements of the Securities Act and from all applicable state registration or qualification requirements. Neither the Company nor any Person acting on its behalf will take any action that would cause the loss of such exemption.

2.12. No Integration. The Company has not, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which is or will be integrated with the Shares sold pursuant to this Agreement in a manner that would require the registration of the Shares under the Securities Act.

2.13. Brokers’ or Finders’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated by this Agreement or by the Option Agreement.

2.14. Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended. For purposes of this Agreement, “Affiliate” shall mean, with respect to any Person, another Person that controls, is controlled by, or is under common control with such Person, provided, that for the purpose of this definition only, “control” (including, with correlative meaning, the terms “controlled by” and “under the common control”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of a Person, whether by the ownership of more than fifty percent (50%) of the voting stock of such Person, by contract or otherwise.

2.15. No Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising. The Company has offered the Shares for sale only to the Investor.

2.16. Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable non-U.S. anti-bribery Law.

2.17. Office of Foreign Assets Control. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or Affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

2.18. Tax Returns and Payments. The Company has filed all tax returns and reports as required, and within the time prescribed, by applicable law and has paid or made provision for the payment of all accrued and unpaid taxes to which the Company is subject and which are not currently due and payable, except where any failure does not and would not have a material adverse effect on the Company’s financial condition, business or operations.

2.19. Intellectual Property.

(a) The U.S. and non-U.S. patents, trade secrets, know-how, trademarks, service marks, copyrights, and other proprietary and intellectual property rights, and all grants and applications with respect to the foregoing (collectively, the “Intellectual Property”) that is owned by the Company is owned free from any material liens or restrictions. All of the Company’s material licenses, permits, authorizations, approvals, contracts or consents granted, issued by or with any Person relating to the use of Intellectual Property (collectively, the “Intellectual Property Licenses”) are in full force and effect in accordance with their terms, are free of any liens or restrictions, and neither the Company nor to the Company’s knowledge any other party thereto, is in material breach of any such material Intellectual Property License, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder or would result in the termination thereof or would cause or permit the acceleration or other change of any right or obligation of the loss of any benefit thereunder by the Company except, in each case, (i) for any such failure to be in full force and effect, such lien or restriction, and such material breach that would not have or reasonably be expected to have a material adverse effect on the Company’s financial condition, business or operations, or (ii) as set forth in any such Intellectual Property License. Except as set forth in the Company SEC Documents filed prior to the date hereof, there is no material legal claim or demand of any Person pertaining to, or any proceeding which is pending (of which the Company has received notice or otherwise has knowledge) or, to the knowledge of the Company, threatened, (i) challenging the right of the Company in respect of any Company Intellectual Property, or (ii) that claims that any default exists under any Intellectual Property License, except, in the case of (i) and (ii) above, where any such claim, demand or proceeding would not have or reasonably be expected to have a material adverse effect on the Company’s financial condition, business or operations.

(b) Except as set forth in the Company’s SEC Documents filed prior to the date hereof: (i) the Company owns, free and clear of any lien or encumbrance, or has a valid license to, or has an enforceable right to use, as it is used or held for use, all U.S and non-U.S. Intellectual Property rights reasonably necessary for the conduct of the Company’s business (“Company Proprietary Rights”), the absence of which would not have or reasonably be expected to have a material adverse effect on the Company’s financial condition, business or operations; and (ii) the Company has taken reasonable measures to protect the Company Proprietary Rights, consistent with prudent commercial practices in the biotechnology industry, except where failure to take such measures would not have or reasonably be expected to have a material adverse effect on the Company’s financial condition, business or operations.

3. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company that the following representations are true and correct as of the date hereof and as of the Closing (except to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties are true and correct as of such earlier date):

3.1. Authorization. The Investor has all requisite power and authority to enter into this Agreement, and such agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2. Purchase Entirely for Own Account. This Agreement is made with the Investor in reliance upon the Investor’s representations to the Company, which by the Investor’s execution of this Agreement, such Investor hereby confirms that the Shares acquired by the Investor hereunder will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation rights to such person or to any third person, with respect to any of the Shares.

3.3. No Solicitation. At no time was the Investor presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Shares.

3.4. Disclosure of Information. The Investor has had the opportunity to review all the information from the Company and its management that it considers necessary or appropriate to make an informed investment decision with respect to the Shares to be purchased by the Investor under this Agreement. The Investor further has had an opportunity to ask questions and receive answers from the Company regarding the Company, its financial condition, results of operations and prospects and the terms and conditions of the offering of the Shares sufficient to enable it to evaluate its investment. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 2.

3.5. Investment Experience and Accredited Investor Status. The Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Investor has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares to be purchased hereunder. The Investor represents that the office in which its investment decision was made is located at the address set forth in Section 7.6.

3.6. Restricted Securities. The Investor understands that the Shares, when issued, will be “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, the Investor represents that the Investor is familiar with Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

3.7. No Brokers. The Investor has not incurred, and will not incur in connection with the purchase of the Shares any brokerage or finders’ fees, or agents’ commissions or similar liabilities.

4. Conditions to the Investor’s Obligations at Closing. The obligations of the Investor at Closing are subject to the fulfillment as of the Closing, of each of the following conditions (unless waived in writing by the Investor):

4.1. Representations and Warranties. Each of the representations and warranties of the Company contained in Section 2 shall be true and accurate in all respects on and as of the Closing with the same force and effect as if they had been made at the Closing, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if they had been made at the Closing.

4.2. Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

4.3. Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing, other than (a) the filing pursuant to Regulation D, promulgated under the Securities Act and (b) the filings required by applicable state “blue sky” securities laws, rules and regulations.

4.4. Option Agreement. The Company shall have duly executed and delivered to the Investor the Option Agreement, and there shall have been no termination of the Option Agreement that, as of the Closing, has been delivered or is effective.

5. Conditions to the Company’s Obligations at Closing. The obligations of the Company to the Investor at the Closing are subject to the fulfillment, on or by the Closing, of each of the following conditions (unless waived in writing by the Company):

5.1. Representations and Warranties. The representations and warranties of the Investor contained in Section 3 shall be true and accurate in all respects on and as of the Closing with the same force and effect as if they had been made at the Closing.

5.2. Performance. The Investor shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

5.3. Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing, other than (a) the filing pursuant to Regulation D, promulgated under the Securities Act and (b) the filings required by applicable state “blue sky” securities laws, rules and regulations.

6. Other Covenants, Rights and Obligations of the Parties.

6.1. Legends. It is understood that each book entry evidencing the Shares may be notated with the following legend (or substantially similar legend):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

6.2. Legend Removal. Book entries evidencing the Shares shall not contain the legend set forth in Section 6.1: (a) following a sale of such Shares pursuant to a registration statement covering the resale of such Shares, while such registration statement is effective under the Securities Act, (b) following any sale of such Shares pursuant to Rule 144, (c) if such Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions under Rule 144 or (d) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Company will not make any notation on its records or give instructions to its registered office provider that enlarge the restrictions on transfer set forth in this Agreement.

6.3. ADSs. The Company agrees to use all reasonable efforts to cause the Depositary to deliver ADSs to the Investor from time to time upon the Investor’s transfer of any Shares to the Depositary or its designated custodian and the satisfaction of any other customary requirements under the Deposit Agreement and, in connection therewith, the Company shall instruct its registered office provider to update the register of members of the Company without restrictive legends in respect of such transfer of Ordinary Shares by the Investor to the Depositary or its designated custodian. In connection with the Investor’s transfer of any Shares to the Depositary or its designated custodian and the issuance of ADSs representing such shares, the Company shall bear fees and expenses, if any, related to updating of the Company’s register of members of any transfer of such shares with the Depositary or its designated custodian, the cancellation of any share certificates representing such shares and issuance of new share certificates, and if any legal opinion by the counsel to the Company is required in connection with the deposit of such shares, the issuance of such legal opinion, except that any ADS issuance fees and other charges of the Depositary and its custodian shall be borne by the Investor. The Company hereby agrees, until the Shares are eligible for sale by the Investor under Rule 144, to use commercially reasonable efforts to maintain the listing and trading of the ADSs on The Nasdaq Global Market (or other securities trading exchange operated by The Nasdaq Stock Market LLC, or its affiliates or successors) and to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and listing standards thereof.

6.4. Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Shares as required under Regulation D and to provide a copy thereof, promptly upon request of the Investor. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Shares for, sale to the Investor at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of the Investor.

6.5. Register of Members. The Company agrees to provide the Investor a certified copy of the register of members reflecting the Shares issued to the Investor within five (5) business days after the Closing.

7. Miscellaneous.

7.1. Survival of Representations and Warranties. The representations and warranties of the Company and the Investor contained in or made pursuant to this Agreement shall survive the Closing and the delivery of the Shares, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor or the Company.

7.2. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of Delaware (without reference to the conflicts of law provisions thereof).

7.3. Jurisdiction; Venue; Service of Process. The Company and the Investor each irrevocably submits to the exclusive jurisdiction of (a) the courts of the Commonwealth of Massachusetts located in Boston, MA, and (b) the United States District Court for the District of Massachusetts, for the purposes of any actions, suits and proceedings (collectively, “Actions”) arising out of this Agreement. Each party agrees to commence any such Action either in the United States District Court for the District of Massachusetts or if such Action may not be brought in such court for jurisdictional reasons, in the courts of the Commonwealth of Massachusetts located in Boston, MA. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement in (i) the courts of the Commonwealth of Massachusetts located in Boston, MA, and (ii) the United States District Court for the District of Massachusetts, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

7.4. Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, or by email in portable document format (.pdf) and upon such delivery of the signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other parties.

7.5. Headings; Interpretation. Headings in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement. In this Agreement, (a) the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined, (b) the captions and headings are used only for convenience and are not to be considered in construing or interpreting this Agreement and (c) the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation.” All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

7.6. Notices. Unless otherwise provided herein, any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (a) at the time of personal delivery, if delivery is in person on a business day (or, if delivered or sent on a non-business day, then on the next business day); (b) when confirmation of receipt is sent, if sent by electronic mail addressed to the other party at its email address specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt requested verifying successful transmission of the email; (c) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (d) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by email or by express courier. All notices not delivered personally or by email will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address as follows, or at such other address as such other party may designate by one of the indicated means of notice herein to the other parties hereto as follows:

(a)	if to the Investor:

Alexion Pharmaceuticals, Inc.

121 Seaport Boulevard

Boston, MA 02210

Attention: General Counsel

Email: Ellen.Chiniara@alexion.com

With a copy to (which shall not constitute notice):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention: Mark Bellomy

Email: Mark.Bellomy@ropesgray.com

; and

(b)	if to the Company:

Stealth BioTherapeutics Corp

c/o Stealth BioTherapeutics Inc.

275 Grove Street, Suite 3-107

Newton, MA 02466

Attention: Chief Executive Officer

Email: Reenie.McCarthy@stealthbt.com

With a copy to (which shall not constitute notice):

WilmerHale

60 State Street

Boston, MA 02109

Attention: Steven D. Singer, Esq. and Rosemary G. Reilly, Esq.

Email: Steven.Singer@wilmerhale.com and

Rosemary.Reilly@wilmerhale.com

7.7. No Finder’s Fees. The Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders’ or broker’s fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which the Investor or any of its officers, partners, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finder’s or broker’s fee (and any asserted liability as a result of the performance of services by any such finder or broker) for which the Company or any of its officers, employees or representatives is responsible.

7.8. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), in case of an amendment, only with the written consent executed by an authorized representative of each of the Company and the Investor, and in case of a waiver, only in writing with specific reference to the relevant provision(s) of this Agreement and signed by an authorized representative of the party against whom the waiver is to be effective. Any amendment or waiver effected in accordance with this Section 7.8 shall be binding upon each holder of any Shares at the time outstanding, each future holder of such securities, and the Company. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

7.9. Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.

7.10. Entire Agreement. This Agreement, together with all exhibits and schedules hereto and agreements, certificates and other instruments referenced herein, constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings duties, or obligations, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

7.11. Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

7.12. Costs, Expenses. The Company and the Investor will each bear their own expenses in connection with the preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

7.13. Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this ORDINARY SHARE PURCHASE AGREEMENT as of the date first written above.

COMPANY:

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Name:	Irene P. McCarthy
Title:	Chief Executive Officer and Director

[Signature Page to Ordinary Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this ORDINARY SHARE PURCHASE AGREEMENT as of the date first written above.

INVESTOR:

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Aradhana Sarin
Name:	Aradhana Sarin
Title:	Chief Strategy and Business Officer

[Signature Page to Ordinary Share Purchase Agreement]